SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

VinFast Auto Ltd.
(Name of Issuer)
Ordinary shares, no par value
(Title of Class of Securities)
Y9390M103
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y9390M103	Page 2 of 9

1	NAMES OF REPORTING PERSONS Pham Nhat Vuong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Vietnam

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,288,636,023
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,288,636,023

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,288,636,023
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 98.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	Y9390M103	Page 3 of 9

1	NAMES OF REPORTING PERSONS Vingroup Joint Stock Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Vietnam

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,185,010,424
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,185,010,424

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,010,424
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	Y9390M103	Page 4 of 9

1	NAMES OF REPORTING PERSONS Vietnam Investment Group Joint Stock Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Vietnam

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 769,584,044
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 769,584,044

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,584,044
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	Y9390M103	Page 5 of 9

1	NAMES OF REPORTING PERSONS Asian Star Trading & Investment Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 334,041,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 334,041,555

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,041,555
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	Y9390M103	Page 6 of 9

Item 1(a).	Name of Issuer: VinFast Auto Ltd. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 61 Robinson Road, #06-01, 61 Robinson, Singapore 068893
Item 2(a).

 Name of Person Filing:

(i)      Pham Nhat Vuong (“Mr. Pham”)

(ii)     Vingroup Joint Stock Company (“Vingroup”)

(iii)    Vietnam Investment Group Joint Stock Company (“VIG”)

(iv)   Asian Star Trading & Investment Pte. Ltd. (“Asian Star”)

Item 2(b).

 Address of Principal Business Office or, if none, Residence:

(i)      Mr. Pham:          No. 193C Ba Trieu Street, Le Dai Hanh Ward, Hai Ba Trung District, Hanoi City, Vietnam

(ii)     Vingroup:          No. 7, Bang Lang 1 Street, Vinhomes Riverside Ecological Urban Area, Viet Hung Ward, Long Bien District, Hanoi City, Vietnam

(iii)    VIG:                    No. 7, Bang Lang 1 Street, Vinhomes Riverside Ecological Urban Area, Viet Hung Ward, Long Bien District, Hanoi City, Vietnam

(iv)    Asian Star:       120 Lower Delta Road #02-05 Cendex Centre, Singapore 169208

Item 2(c).	Citizenship: (i) Mr. Pham: Vietnam (ii) Vingroup: Vietnam (iii) VIG: Vietnam (iv) Asian Star: Singapore
Item 2(d).	Title of Class of Securities: Ordinary shares, no par value (“ordinary shares”)
Item 2(e).	CUSIP Number: Y9390M103
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.

Ownership.

(a) – (c)

The ownership information presented below represents beneficial ownership of the ordinary shares as of December 31, 2023. The percentages below are calculated based on 2,332,229,366 ordinary shares outstanding as of October 19, 2023, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on October 31, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. Pham	2,288,636,023	98.1%	0	2,288,636,023	0	2,288,636,023
Vingroup	1,185,010,424	50.8%	0	1,185,010,424	0	1,185,010,424
VIG	769,584,044	33.0%	0	769,584,044	0	769,584,044
Asian Star	334,041,555	14.3%	0	334,041,555	0	334,041,555

CUSIP No.	Y9390M103	Page 7 of 9

Each of Vingroup, VIG and Asian Star is the record holder of the respective number of ordinary shares reported to be beneficially owned herein. Mr. Pham holds a majority interest in each of Vingroup (directly and indirectly through VIG) and VIG and wholly owns Asian Star. As a result, Mr. Pham may be deemed to beneficially own the ordinary shares directly owned by Vingroup, VIG and Asian Star.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certification. Not applicable.

CUSIP No.	Y9390M103	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024	Pham Nhat Vuong

	By:	/s/ Pham Nhat Vuong
		Name	:	Pham Nhat Vuong

Dated: February 6, 2024	Vingroup joint stock company

	By:	/s/ Nguyen Viet Quang
		Name	:	Nguyen Viet Quang
		Title	:	Chief Executive Officer

Dated: February 6, 2024	vietnam investment group joint stock company

	By:	/s/ Phan Thanh Long
		Name	:	Phan Thanh Long
		Title	:	Chief Executive Officer

Dated: February 6, 2024	Asian Star Trading & Investment Pte. Ltd.

	By:	/s/ Nguyen Thi Van Trinh
		Name	:	Nguyen Thi Van Trinh
		Title	:	Director

CUSIP No.	Y9390M103	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 6, 2024, by and among Mr. Pham, Vingroup, VIG and Asian Star.